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                           November 29, 2021

       Stephen C. Taylor
       Chief Executive Officer
       NATURAL GAS SERVICES GROUP INC
       404 Veterans Airpark Lane, Suite 300
       Midland, Texas 79705

                                                        Re: NATURAL GAS
SERVICES GROUP INC
                                                            Registration
Statement on Form S-3
                                                            Filed November 16,
2021
                                                            File No. 333-261091

       Dear Mr. Taylor:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell, Law Clerk, at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              David Thayer